Mail Stop 4561
                                                            April 18, 2018


Charles W. Allen
Chief Executive Officer
BTCS Inc.
9466 Georgia Avenue #124
Silver Spring, MD 20901

       Re:    BTCS Inc.
              Amendment No. 4 to Registration Statement on Form S-1 Filed March 14, 2018
              File No. 333-219893

Dear Mr. Allen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2018 letter.

General

1. We note you disclose on page 40 that your counsel has advised you that it is "more likely than not that ether is not a security" but that "due to cost considerations [y]our counsel has not completed a full analysis as to whether or not ether is a security." We also note that you have determined that the bitcoin you hold is approximately 70% of your eligible assets and that you intend to monitor its value daily.

       We note you disclose on page 11 that "[r]egardless of the internal procedures [you] take to avoid surpassing the 40% test, future volatility during the course of a day may cause
       [you] to exceed the 40% limit." We also note you disclose that "it will never be practical" for you to register under the Investment Company Act of 1940. Please be advised that, at this time, we are unable to conclude that ether is not a security. With respect to ether and any new digital asset that you acquire or intend to acquire, we expect
 Charles W. Allen
BTCS Inc.
April 18, 2018
Page 2

       you will continue to monitor the value of your eligible assets to maintain appropriate amounts of your digital assets so that you are not required to register as an investment company or that you will promptly register as an investment company if your digital asset holdings exceed a permitted value.

Prospectus Summary

Our Business, page 1

2. Your revised disclosure in response to prior comment 3 suggests that your decision not to participate in initial coin offerings is solely based on the fact that you "cannot qualify as an accredited investor." Regardless of whether you qualify as an accredited investor, please provide an unqualified statement as to whether you intend to participate in registered initial coin offerings.

3. You disclose that you plan to continue to evaluate "other strategic opportunities" in digital assets and blockchain technologies. Please expand your disclosure to discuss the type(s) of opportunities that you may pursue, and provide a detailed description of the process and framework that you will use to evaluate them.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Accounting Treatment of Digital Assets, page 26

4. Notwithstanding your consideration as to whether you are an investment company under the Investment Company Act, please analyze for us whether you are otherwise an investment company as defined in ASC 946.

5. We note your assertion that there is currently no authoritative literature applicable to your digital assets. Please analyze for us whether your digital assets meet the definition of an intangible asset and the consideration you gave to the application of that accounting to digital assets you acquired from others and digital assets you obtained through mining.
 Charles W. Allen
BTCS Inc.
April 18, 2018
Page 3

       You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or, in his absence, me at (202) 551-
3453 with any other questions. If you require further assistance, you may contact Barbara C.
Jacobs, Assistant Director, at (202) 551-3730.

                                                          Sincerely,

                                                          /s/ Jan Woo

                                                          Jan Woo
                                                          Legal Branch Chief
                                                          Office of Information
                                                          Technologies and
Services

cc:    Michael D. Harris, Esq.
       Nason, Yeager, Gerson, White & Lioce, P.A.